(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ECC Capital Corporation
Full Name of Registrant

Former Name if Applicable

1733 Alton Parkway
Address of Principal Executive Office (Street and Number)

Irvine, CA 92606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007, ECC Capital Corporation (the “Company”) completed the sale of its mortgage banking business to Bear Stearns Residential Mortgage Company (“Bear Stearns”) on February 9, 2007 pursuant to that certain Asset Purchase Agreement, dated October 10, 2006, by and among Bear Stearns, the Company and Encore Credit Corp (the “Sale Agreement”). In addition, in connection with the closing under the Sale Agreement, Bear Stearns acquired the Company’s loan portfolio under that certain Mortgage Loan Purchase and Interim Servicing Agreement, dated October 1, 2003, as amended, between the Company’s subsidiary and Bear Stearns (the “Loan Purchase Agreement” and together with the Sale Agreement, the “Bear Transaction”).

As a result of the recent close of the Bear Transaction, the Company needs additional time to incorporate the effects of the Bear Transaction into its 2006 year end financial statements. In addition, the Company does not expect to complete the preparation of management’s assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the filing deadline. Although the Company has spent a significant amount of time and resources on Section 404 compliance, additional time is needed for the Company to complete its evaluation and finalize its conclusions. Because the Company requires additional time to complete the preparation of its 2006 year end financial statements in order to incorporate the effects of the Bear Transaction and to complete its assessment of internal control over financial reporting, and, as a result, Grant Thornton LLP’s audit of the results thereof have not been completed, it is not possible for the Company to file its Annual Report on Form 10-K for its year ended December 31, 2006 without unreasonable effort or expense by the due date of March 16, 2007. The Company plans to file its Annual Report on Form 10-K for its year ended on December 31, 2006 as soon as practicable, and currently intends such filing to occur on or before the fifteenth calendar day following its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roque A. Santi	949	955-8730
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain statements contained in this Form 12b-25, including statements regarding the Company’s intention to file its Form 10-K for the year ended December 31, 2006 within 15 calendar days of its due date, may be deemed forward-looking statements under federal securities laws and the Company intends that those forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties, which could affect the Company’s future plans. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. These factors include, but are not limited to: (i) the impact of the Bear Transaction, (ii) conditions of the securitizations market, (iii) condition of the U.S. economy and financial system, (iv) interest rates and the subsequent effect on the business, (v) the Company’s ability to obtain quality loan servicing and default management services, (vi) the stability of residential property values, (vii) the potential effect of new state or federal laws or regulations, (viii) the Company’s ability to implement successfully its business plan, (ix) continued availability of credit or other sources of capital, (x) the Company’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (xi) the Company’s ability to retain qualified personnel, (xii) the risks associated with the use of leverage and (xiii) other factors and risks discussed in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on October 27, 2006 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006. You should also be aware that, except as otherwise specified, all information in this From 12b-25 is as of March 16, 2007. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in The Company’s expectations.

ECC Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/16/2007	By	/s/ Roque A. Santi
Roque A. Santi President and Chief Financial Officer